Exhibit 99.1

Sun Life Financial completes offering of Subordinated Unsecured Debentures

TORONTO, Nov. 23, 2017 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) ("Sun Life") announced today the successful completion of the public offering in Canada of $400 million principal amount of Series 2017-1 Subordinated Unsecured 2.75% Fixed/Floating Debentures due 2027 (the "Debentures"). The net proceeds will be used for general corporate purposes of Sun Life Financial, which may include investments in subsidiaries and repayment of indebtedness.

The Debentures were sold under a pricing supplement dated November 21, 2017, issued pursuant to Sun Life's short form base shelf prospectus and its prospectus supplement dated March 20, 2017, all of which are available on the SEDAR website for Sun Life at www.sedar.com.

The Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered, directly or indirectly, within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of insurance, wealth and asset management solutions to individuals and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2017, Sun Life Financial had total assets under management of $934 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

Media Relations Contact:	Investor Relations Contact:
Kim Armstrong	Greg Dilworth
Manager, Media & PR	Vice-President
Corporate Communications	Investor Relations
T. 416-979-6207	T. 416-979-6230
kim.armstrong@sunlife.com	investor.relations@sunlife.com

SOURCE Sun Life Financial Inc.

View original content: http://www.newswire.ca/en/releases/archive/November2017/23/c5007.html

%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 08:35e 23-NOV-17